Exhibit 99.1

Auris Medical Reports Positive In vitro Efficacy Data for AM-301 in Protecting Against Sars-CoV-2 Infection

●	Up to 99.4% reduction of viral titer in human epithelial cell culture (p<0.001)

●	Results suggest potential for AM-301 nasal spray to mitigate risk of Sars-CoV-2 infection

Hamilton, Bermuda, December 1, 2020 – Auris Medical Holding Ltd. (NASDAQ: EARS), a clinical-stage company dedicated to developing therapeutics that address important unmet medical needs in neurotology, rhinology and allergy and CNS disorders, today announced positive efficacy data from testing AM-301 in vitro. AM-301 is a drug-free nasal spray being developed by the Company’s affiliate Altamira Medica for protection against airborne pathogens and allergens.

AM-301 was tested for its capability to prevent or mitigate SARS-CoV-2 infection of nasal epithelial cells, which are part of the nasal mucosa and the first barrier against continuously inhaled substances such as pathogens and allergens. The experiment was performed over four days on reconstituted human nasal epithelia, which are frequently used to study the effects of human respiratory viruses. In saline-treated control cultures, Sars-CoV-2 replicated efficiently, resulting in a rapid increase in viral titer (as measured by the Median Tissue Culture Infectious Dose, TCID50). In contrast, daily treatment with AM-301, beginning right before inoculation, showed effective protection against viral infection. 48 hours post-infection, average virus titers were 90.0% lower than those observed in controls (p<0.05). 72 hours and 96 hours post-infection, average virus titers were 99.2 and 99.4% lower, respectively (p<0.001). Even when unbound virus was not removed daily through apical washing, allowing the virus to accumulate in the culture for 4 days, the reduction in viral titer was 92.4% compared to saline-treated controls (p<0.001).

“We are very excited to see the protective effects of AM-301 against Sars-CoV-2 confirmed in an assay that very closely replicates real-life conditions in the human nose”, commented Thomas Meyer, Auris Medical’s founder, Chairman and CEO. “Our first experiments in September showed that AM-301’s key component trapped up to 99% of Sars-CoV-2 when brought into contact with a viral suspension. Now, with our newly developed spray formulation, we have direct evidence that AM-301 has the potential to significantly mitigate the risk of infection of nasal mucosal cells. We look forward to taking AM-301 through additional tests and advancing the program towards the submission of regulatory applications in 2021.”

About AM-301

AM-301 is a drug-free nasal spray for personal protection against airborne pathogens and allergens. Upon application into the nose, AM-301 forms a protective gel layer on the nasal mucosa. This thin film is designed to prevent the contact of viruses or other pathogens and allergens with cells; in addition, the composition serves to “trap” such particles and help with their discharge. Together, this is designed to reduce the risk of upper respiratory infections and promote alleviation of allergic symptoms.

About Auris Medical

Auris Medical is a clinical-stage company dedicated to developing therapeutics that address important unmet medical needs in neurotology, rhinology and allergy and CNS disorders. The Company is focused on the development of intranasal betahistine for the treatment of vertigo (AM-125, in Phase 2) and for the prevention of antipsychotic-induced weight gain and somnolence (AM-201, post Phase 1b). Through its affiliate Altamira Medica, the Company is developing a nasal spray for protection against airborne pathogens and allergens (AM-301). In addition, Auris Medical has two Phase 3 programs under development: Sonsuvi® (AM-111) for acute inner ear hearing loss and Keyzilen® (AM-101) for acute inner ear tinnitus. The Company was founded in 2003 and is headquartered in Hamilton, Bermuda with its main operations in Basel, Switzerland. The shares of Auris Medical Holding Ltd. trade on the NASDAQ Capital Market under the symbol “EARS.”

Auris Medical Holding Ltd., Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda www.aurismedical.com

Forward-looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical facts and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may”, “might”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “projects”, “potential”, “outlook” or “continue”, or the negative of these terms or other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, Auris Medical’s need for and ability to raise substantial additional funding to continue the development of its product candidates, the ability to pursue strategic partnering and non-dilutive funding for its Phase 3 programs, the results of Auris Medical’s review of strategic options and the outcome of any action taken as a result of such review, the timing and conduct of clinical trials of Auris Medical’s product candidates, the clinical utility of Auris Medical’s product candidates, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual property position and Auris Medical’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Auris Medical’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s Annual Report on Form 20-F for the year ended December 31, 2019, and in Auris Medical’s other filings with the SEC, which are available free of charge on the Securities Exchange Commission’s website at: www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All forward-looking statements and all subsequent written and oral forward-looking statements attributable to Auris Medical or to persons acting on behalf of Auris Medical are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law.

Investor contact:
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